Exhibit 99.2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
February 24, 2016	February 24, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of First Majestic Silver Corp.

We have audited the accompanying consolidated financial statements of First Majestic Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, and the consolidated statements of loss, consolidated statements of comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Majestic Silver Corp. and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants

February 24, 2016

Vancouver, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of First Majestic Silver Corp.

We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at SilverCrest Mines Ltd., which was acquired on October 1, 2015, and whose financial statements constitute 19% and 1% of total and net assets, respectively, 12% of revenues and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2015. Accordingly, our audit did not include the internal control over financial reporting at SilverCrest Mines Ltd. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 24, 2016 expressed an unmodified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants

February 24, 2016

Vancouver, Canada

CONSOLIDATED STATEMENTS OF LOSS

FOR THE YEARS ENDED DECEMBER 31, 2015 and 2014

Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Loss provide a summary of the Company’s financial performance and net earnings or loss over the reporting years.

		Year Ended December 31,
	Note	2015	2014

Revenues	6	$219,444	$245,473

Cost of sales (excludes depletion, depreciation and amortization)	7	135,674	154,843
Gross margin		83,770	90,630

Depletion, depreciation and amortization		75,039	60,466
Mine operating earnings		8,731	30,164

General and administrative expenses	8	17,004	19,393
Share-based payments		4,926	7,320
Acquisition costs	4	2,054	-
Impairment of non-current assets	17	108,421	101,950
Foreign exchange gain		(3,266)	(6,312)
Operating loss		(120,408)	(92,187)

Investment and other (loss) income	9	(34)	18,627
Finance costs	10	(5,810)	(7,377)
Loss before income taxes		(126,252)	(80,937)

Income taxes
Current income tax expense	24	2,200	7,682
Deferred income tax recovery	24	(20,028)	(27,171)
		(17,828)	(19,489)

Net loss for the year		$(108,424)	$(61,448)

Loss per common share
Basic and diluted	11	$(0.84)	$(0.52)

Weighted average shares outstanding
Basic and diluted	11	129,117,653	117,444,276

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2015 and 2014
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Comprehensive Loss provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Year Ended December 31,
	2015	2014

Net loss for the year	$(108,424)	$(61,448)

Other comprehensive (loss) income
Items that may be subsequently reclassified to profit or loss:
Unrealized loss on fair value of available for sale investments	-	(362)
Reclassification of impairment on available for sale investments	-	580

Other comprehensive loss	-	218

Total comprehensive loss for the year	$(108,424)	$(61,230)

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 2

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 and 2014
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting years by classifying them as operating, investing or financing activities.

		Year Ended December 31,
	Note	2015	2014

Operating Activities
Net loss for the year		$(108,424)	$(61,448)
Adjustments for:
Depletion, depreciation and amortization		75,822	61,163
Share-based payments		4,926	7,320
Impairment of non-current assets	17	108,421	101,950
Income tax recovery	24	(17,828)	(19,489)
Finance costs	10	5,810	7,377
Other	27	(8,988)	(22,469)
Operating cash flows before movements in working capital and taxes		59,739	74,404
Net change in non-cash working capital items	27	735	32,652
Income taxes paid		(4,380)	(13,673)
Cash generated by operating activities		56,094	93,383

Investing Activities
Cash acquired from SilverCrest, net of cash consideration	4	28,202	-
Expenditures on mining interests		(41,985)	(70,225)
Acquisition of property, plant and equipment		(14,952)	(34,051)
Deposits paid for the acquisition of non-current assets		(732)	(1,202)
Cash received (paid) on settlement of derivatives		396	(281)
Proceeds from disposal of marketable securities		388	-
Cash used in investing activities		(28,683)	(105,759)

Financing Activities
Proceeds from private placement, net of share issue costs	25(a)	22,968	-
Proceeds from prepayment facility	21	-	30,000
Repayment of prepayment facilities		(22,969)	(14,450)
Repayment of lease obligations		(11,755)	(16,007)
Finance costs paid		(4,026)	(5,380)
Proceeds from sale-and-leasebacks		-	4,183
Proceeds from exercise of stock options		-	1,433
Shares repurchased and cancelled	25(c)	-	(955)
Cash used in financing activities		(15,782)	(1,176)

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(956)	(868)
Increase (decrease) in cash and cash equivalents		11,629	(13,552)
Cash and cash equivalents, beginning of year		40,345	54,765
Cash and cash equivalents, end of year		$51,018	$40,345

Cash		$50,399	$40,345
Short-term investments		619	-
Cash and cash equivalents, end of year		$51,018	$40,345

Supplemental cash flow information	27

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 3

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2015 AND DECEMBER 31, 2014
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	December 31, 2015	December 31, 2014
Assets

Current assets
Cash and cash equivalents		$51,018	$40,345
Trade and other receivables	12	24,491	13,561
Inventories	13	22,204	17,649
Other financial assets	14	5,701	2,460
Prepaid expenses and other		1,371	1,337
Total current assets		104,785	75,352

Non-current assets
Mining interests	15	387,337	422,663
Property, plant and equipment	16	259,741	267,038
Deposits on non-current assets		3,484	2,917
Other investments	18	-	3,372
Deferred tax assets	24	34,353	-

Total assets		$789,700	$771,342

Liabilities and Equity

Current liabilities
Trade and other payables	19	$41,899	$40,358
Unearned revenue		2,231	2
Current portion of debt facility	20	15,000	-
Current portion of prepayment facilities	21	19,859	26,329
Current portion of lease obligations	22	9,594	11,428
Income taxes payable	24	618	105
Total current liabilities		89,201	78,222

Non-current liabilities
Prepayment facilities	21	11,383	29,647
Lease obligations	22	7,357	15,455
Decommissioning liabilities	23	15,592	15,484
Other liabilities		1,334	1,740
Deferred tax liabilities	24	120,114	110,261
Total liabilities		244,981	250,809

Equity
Share capital	25	557,477	430,588
Equity reserves		59,061	53,340
(Accumulated deficit) retained earnings		(71,819)	36,605
Total equity		544,719	520,533

Total liabilities and equity		$789,700	$771,342

Commitments (Note 15(d), Note 26(c); Contingencies (Note 28); Subsequent events (Note 31))

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 and 2014
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Retained
	Shares	Amount	Share-based payments(a)	Available for sale revaluation(b)	Foreign currency translation	Total equity reserves	earnings (Accumulated deficit)	Total equity
Balance at December 31, 2013	117,024,840	$425,707	$47,069	$(218)	$(308)	$46,543	$98,495	$570,745
Net loss	-	-	-	-	-	-	(61,448)	(61,448)
Other comprehensive income	-	-	-	218	-	218	-	218
Total comprehensive loss	-	-	-	218	-	218	(61,448)	(61,230)
Share-based payments	-	-	7,320	-	-	7,320	-	7,320
Shares issued for:
Exercise of options	372,500	1,433	-	-	-	-	-	1,433
Acquisition of mining interests (Note 15(d))	337,300	3,220	-	-	-	-	-	3,220
Shares repurchased and cancelled (Note 25(c))	(140,000)	(513)	-	-	-	-	(442)	(955)
Transfer of equity reserve upon exercise of options	-	741	(741)	-	-	(741)	-	-
Balance at December 31, 2014	117,594,640	$430,588	$53,648	$-	$(308)	$53,340	$36,605	$520,533
Net loss and total comprehensive loss	-	-	-	-	-	-	(108,424)	(108,424)
Share-based payments	-	-	4,926	-	-	4,926	-	4,926
Shares issued for:
Acquisition of SilverCrest (Note 4)	33,141,663	103,248	795	-	-	795	-	104,043
Private placement (Note 25(a))	4,620,000	22,968	-	-	-	-	-	22,968
Acquisition of mining interests (Note 15(d))	173,519	500	-	-	-	-	-	500
Settlement of liabilities	62,260	228	-	-	-	-	-	228
Shares cancelled	(3,844)	(55)	-	-	-	-	-	(55)
Balance at December 31, 2015	155,588,238	$557,477	$59,369	$-	$(308)	$59,061	$(71,819)	$544,719

(a)	Share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company.
(b)	The available for sale revaluation reserve records the fair value gains or losses related to available-for-sale financial instruments, net of amount reclassed as impairment.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 5

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company presently owns and operates six producing silver mines: the La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine, La Guitarra Silver Mine and the newly acquired Santa Elena Silver Mine (see Note 4).

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PRESENTATION

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies, estimates and judgments applied in preparing these consolidated financial statements are summarized in Note 3 of the consolidated financial statements and have been consistently applied throughout all periods presented.

These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 26(a)), marketable securities (Note 14), the debt facility (Note 20) and the prepayment facilities (Note 21). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries (see Note 29). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These audited consolidated financial statements of First Majestic Silver Corp. for the year ended December 31, 2015 and 2014 were approved and authorized for issue by the Board of Directors on February 18, 2016.

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The preparation of audited consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 6

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

In preparing the Company’s consolidated financial statements for the year ended December 31, 2015, the Company applied the following significant accounting policies and associated significant estimates and critical judgements:

Business Combinations (Note 4)

Accounting Policy:

Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Accounting Estimates and Judgments:

Determination of a Business

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

Fair Value Estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)    The identifiable assets acquired and liabilities assumed;

(ii)   The consideration transferred in exchange for an interest in the acquiree;

(iii)  The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 7

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Goodwill (Note 4)

Accounting Policy:

Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any.

Goodwill is allocated to each of the Company’s cash-generating units that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit and loss in the consolidated statements of earnings or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Investment in Associates (Note 18)

Accounting Policy:	An associate is an entity over which the Company has significant influence with the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of associates are recognized in net earnings during the period. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associates are not eliminated.

Foreign Currency

Accounting Policy:

The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings or loss in the period in which they arise.

Accounting Estimates and Judgments:

Determination of Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 8

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Revenue Recognition (Note 6)

Accounting Policy:

Revenue is recognized upon delivery when the following conditions are met:

•      control, risk and rewards of ownership of products passes to the buyer;

•      the amount of revenue and costs related to the transaction can be measured reliably; and

•      it is probable that the economic benefits associated with the transaction will flow to the Company.

This occurs when significant risks and rewards of ownership have passed to the buyer, which is when insurance risk has passed to the customer and when the goods have been delivered to a contractually agreed location.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash has been received from customers prior to shipping of the related silver coins, ingots and bullion, the amounts are recorded as unearned revenue until the products are shipped.

Revenue from the sale of precious metals, including by-products, is recorded net of charges for smelting and refining.

Metals in doré sold to third parties are priced on delivery. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold to third-party smelters are provisionally priced and settled on a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The contracts provide for provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time risks and rewards of ownership pass from the Company to the buyer based on spot price on date of delivery, and subsequently adjusted to market price based on the expected date of the final settlement. As a result, the values of the Company’s concentrate receivables change as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues and trade receivables. Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of impurity penalties, weights and assays are recorded on final settlement.

Inventories (Note 13)

Accounting Policy:

Mineral inventories, including stockpiled ore, work in process and finished goods, are valued at the lower of weighted average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 9

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Inventories (Note 13) (continued)

Accounting Policy:

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the weighted average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and dried concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Accounting Estimates and Judgments:

Mineral Inventory Valuation

Mineral inventories are valued at the lower of their weighted average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form. The assumptions used in determining net realizable value include estimates of silver and silver equivalents contained in the stockpile ore and mill circuits, expected recoveries, and judgment used in determining the allocation of depletion, depreciation and amortization expense, and overhead costs that are directly attributable to inventories. If these estimates or assumptions are inaccurate, the Company may be required to write down the carrying value of its inventories, which would reduce the Company’s earnings and working capital.

Exploration and Evaluation Expenditures (Note 15)

Accounting Policy:

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

•     acquiring the rights to explore;

•     researching and analyzing historical exploration data;

•     gathering exploration data through topographical, geochemical and geophysical studies;

•     exploratory drilling, trenching and sampling;

•     determining and examining the volume and grade of the resource;

•     surveying transportation and infrastructure requirements; and

•     compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company’s exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 10

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Exploration and Evaluation Expenditures (Note 15) (continued)

Accounting Policy: (continued)

Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:

•     there is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;

•     life of mine plan and economic modeling support the economic extraction of such reserves and resources;

•     for new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and

•     operating and environmental permits exist or are reasonably assured as obtainable.

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors.

Accounting Estimates and Judgments:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Mining Interests (Note 15)

Accounting Policy:

Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 11

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Mining Interests (Note 15) (continued)

Accounting Estimates and Judgments:

Depletion Rate for Mining Interests

Depletion expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depletion rate differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures.

The figures for mineral reserves and mineral resources are determined in accordance with NI 43-101. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position, results of operation and cash flows.

For the year ended December 31, 2014, economically recoverable reserve and resource estimates in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, Technical Reports issued by the Canadian Securities Administrators (“NI 43-101”) for the La Guitarra mine were not available due to a major revision to the mine plan. As a result, the Company developed an internal estimate of economically recoverable mineralized material at the La Guitarra mine based on management’s intended development plan. For the year ended December 31, 2014, actual depletion expense as reported by the Company for the La Guitarra mine based on internal estimates of mineralized material was $4.2 million; had the Company utilized historical reserves and resources estimates from the previously published NI 43-101 Technical Report for La Guitarra as prepared and published by Silvermex Resources Inc. on January 29, 2010, the depletion expense would have been $0.3 million. Depletion expense for the year ended December 31, 2015 was estimated based on economically recoverable reserve and resource estimates in accordance with NI 43-101 Technical Report published in March 2015.

Property, Plant and Equipment (Note 16)

Accounting Policy:

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 12

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Property, Plant and Equipment (Note 16) (continued)

Accounting Policy:

Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Accounting Estimates and Judgments:

Depreciation and Amortization Rates for Property, Plant and Equipment

Depreciation and amortization expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Commencement of Commercial Production

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependant on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

•     substantially all major capital expenditures have been completed to bring the asset to the condition necessary to operate in the manner intended by management;

•     the mine or mill has reached a pre-determined percentage of design capacity;

•     the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e. the ability to process ore continuously at a steady or increasing level);

•     the completion of a reasonable period of testing of the mine plant and equipment;

•     the ability to produce a saleable product (i.e., the ability to produce concentrate within required sellable specifications);

•     the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and

•     mineral recoveries are at or near the expected production levels.

Borrowing Costs

Accounting Policy:	Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 13

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Impairment of Non-Current Assets (Note 17)

Accounting Policy:

At each statement of financial position date, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of loss. Recoverable amount is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and does not take into account future development.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the asset or CGU not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings or loss.

Accounting Estimates and Judgments:

Indications of Impairment

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 14

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Impairment of Non-Current Assets (Note 17) (continued)

Accounting Estimates and Judgments:

Fair Value Estimates

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company’s non-current assets.

Share-based Payment Transactions (Note 25(b))

Accounting Policy:

Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share-based payment transactions (“share-based payments”). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.

Accounting Estimates and Judgments:

Valuation of Share-based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Taxation (Note 24)

Accounting Policy:

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity.

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings, based on tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 15

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Taxation (Note 24) (continued)

Accounting Policy:

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Accounting Estimates and Judgments:

Recognition of Deferred Income Tax Assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

Tax Contingencies

The Company’s operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 16

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Financial Assets

Accounting Policy:

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale (“AFS”), loans and receivables, or fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets classified as AFS are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary due to a significant or prolonged decline in the fair value of that investment below its cost which are recognized through profit and loss in the statements of earnings or loss.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss in the statements of earnings or loss.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial Liabilities

Accounting Policy:

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 17

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Provisions (Note 23)

Accounting Policy:

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

Accounting Estimates and Judgments:

Estimated Reclamation and Closure Costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Cash and Cash Equivalents

Accounting Policy:	Cash in the statement of financial position include cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

Finance Leases (Note 22)

Accounting Policy:

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Finance costs are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs.

Earnings or Loss per Share (Note 11)

Accounting Policy:

Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants, and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 18

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2015

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

4.	ACQUISITION OF SILVERCREST MINES INC.

Description of the Transaction

On October 1, 2015, the Company completed the arrangement agreement to acquire all of the issued and outstanding common shares of SilverCrest Mines Inc. (“SilverCrest”) for a consideration of 0.2769 common shares of First Majestic (the "Exchange Ratio") and CAD$0.0001 in cash per common share of SilverCrest. Pursuant to closing of the transaction, First Majestic issued 33,141,663 common shares, 2,647,147 replacement stock options based on the Exchange Ratio, and a nominal amount of cash for the acquisition.

With this transaction, First Majestic added the Santa Elena Silver Mine as the Company’s sixth producing asset in Mexico. Santa Elena is an operating silver-gold mine, located approximately 150 km northeast of Hermosillo, Sonora, Mexico. The mine was successfully transitioned from an open pit heap leach operation to an underground mine with a 3,000 tpd milling operation in 2014 which is projected to produce 4.0 to 4.4 million silver equivalent ounces annually. The transaction also strengthened the Company’s statements of financial position by contributing $29.4 million in working capital at the acquisition date.

Purchase Price Allocation

As management concludes that SilverCrest constitutes a business, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. For the purpose of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis based on management’s best estimates at the time these consolidated financial statements were prepared. The Company is continuing its review to determine the recoverability of value added tax receivables that are in arrears (see Note 12) during the measurement period, which shall not exceed one year from the acquisition date.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 19

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

4.	ACQUISITION OF SILVERCREST MINES INC.

Total consideration for the acquisition was valued at $104.1 million at the acquisition date and preliminary purchase price allocation, which is subject to final adjustments, is estimated as follows:

Total Consideration
33,141,663 First Majestic shares at $3.12 (CAD$4.13) per share	$103,248
2,647,147 First Majestic replacement options (Note 25(b))	795
Cash paid	9
$104,052

Net Assets Acquired
Cash and cash equivalents	$28,211
Trade and other receivables(1)	9,088
Inventories	10,971
Property, plant and equipment	64,819
Mining interests	15,951
Other working capital items	(3,905)
Debt facility	(15,000)
Decommissioning liabilities	(2,634)
Deferred tax liabilities	(3,449)
$104,052

(1)	The fair value of acquired trade and other receivables is assumed to equal to its contractual value.

In 2009, Nusantara de Mexico, S.A. de C.V. (“Nusantara”), a subsidiary of SilverCrest entered into a definitive purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”) to sell 20% of its future gold production from the Santa Elena Silver Mine, up to a total of 50,000 ounces, for consideration of an upfront deposit of $12.0 million and 3.5 million common shares of Sandstorm, valued at $1.4 million at that time, plus a payment per ounce of gold equal to the lesser of $350 or the prevailing market price, subject to an increase of 1% per annum. The agreement was subsequently amended in 2014 to include 20% of Santa Elena’s life of mine gold production from a designated area of its underground operation, for an additional consideration of $10.0 million in cash plus, upon fulfillment of the original 50,000 ounces, a payment per ounce of gold equal to the lesser of $450 or the prevailing market price, subject to an inflating increase of 1% per annum. The expected cash flows associated with the sale of gold to Sandstorm at a price lower than market price have been reflected in the determination of the fair value of the mining interest recorded upon acquisition of SilverCrest. The Company has presented the value of any expected future cash flows from the sale of future gold production to Sandstorm as part of mining interests, as the Company did not receive any of the original upfront payment provided by Sandstorm to SilverCrest. Further, the Company does not believe that the agreement to sell to Sandstorm meets the definition of a liability as the delivery obligation only arises upon production of the gold.

Total transaction costs of $2.1 million related to the acquisition were expensed in the current year.

Financial and operating results of SilverCrest are included in the Company’s consolidated financial statements effective October 1, 2015. During the year ended December 31, 2015, the acquisition of SilverCrest contributed revenues of $26.7 million and $3.3 million to the Company’s net earnings.

Had the business combination been effected at January 1, 2015, pro forma revenues and net loss of the Company for the year ended December 31, 2015 would have been $279.6 million and $101.8 million, respectively. Management considers these pro forma numbers to represent an approximate measure of the performance of the consolidated entity during the year.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 20

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

5.	SEGMENTED INFORMATION

For the period ended December 31, 2015, the Company had eight reporting segments (2014 – seven), including six operating segments located in Mexico, one retail market segment in Canada and one metal trading segment in Europe. “Others” consists primarily of the Company’s other development and exploration properties (Note 15), other investments (Note 18), debt facility (Note 20), prepayment facilities (Note 21), intercompany eliminations, and corporate expenses which are not allocated to operating segments.

All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;
•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•	for which discrete financial information is available.

Management evaluates segment performance based on mine operating earnings as other expenses are not allocated to the segments.

	Year Ended December 31, 2015					At December 31, 2015
	Revenue	Cost of sales(1)	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
Santa Elena	$26,655	$15,131	$4,155	$7,369	$3,003	$136,713	$20,773
La Encantada	39,712	32,111	26,633	(19,032)	13,784	101,092	38,857
La Parrilla	43,292	30,362	17,360	(4,430)	14,041	179,108	29,506
Del Toro	47,584	27,406	12,125	8,053	12,670	165,587	27,164
San Martin	43,067	20,789	8,706	13,572	9,058	86,291	28,226
La Guitarra	17,335	9,688	6,715	932	7,775	56,351	11,920
Canada
Coins and Bullion Sales	546	666	22	(142)	-	282	1
Europe
Silver Sales	90,894	90,863	-	31	-	7,413	2,394
Others	(89,641)	(91,342)	(677)	2,378	1,911	56,863	86,140
Consolidated	$219,444	$135,674	$75,039	$8,731	$62,242	$789,700	$244,981

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 21

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

5.	SEGMENTED INFORMATION (continued)

	Year Ended December 31, 2014					At December 31, 2014
	Revenue	Cost of sales(1)	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
La Encantada	$78,590	$41,049	$14,139	$23,402	$27,635	$141,145	$63,730
La Parrilla	70,271	35,182	17,685	17,404	21,856	198,295	28,172
Del Toro	54,669	45,665	14,089	(5,085)	30,068	205,863	35,297
San Martin	42,757	22,727	7,623	12,407	14,559	94,188	31,516
La Guitarra	15,154	9,802	6,449	(1,097)	15,811	108,641	31,845
Canada
Coins and Bullion Sales	804	923	-	(119)	1	259	15
Europe
Silver Sales	115,154	131,456	-	(16,302)	-	6,283	935
Others	(131,926)	(131,961)	481	(446)	3,585	16,668	59,299
Consolidated	$245,473	$154,843	$60,466	$30,164	$113,515	$771,342	$250,809

(1) Cost of sales excludes depletion, depreciation and amortization

During the year ended December 31, 2015, the Company had five (2014 – seven) major customers that account for 100% of its doré and concentrate sales revenue. The Company had three customers that accounted for 50%, 30%, and 16% of total revenue in 2015, and four customers that accounted for 44%, 23%, 19%, and 11% of total revenue in 2014.

6.	REVENUES

Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs. Precious metals contained in doré form are sold and priced on delivery to the customer. Metals in concentrate form are sold and provisionally priced on delivery. Final settlements are based on market price at a predetermined future date, typically one month after delivery.

Revenues for the year are summarized as follows:

	Year Ended December 31,
	2015	2014
Gross revenue from payable metals:
Silver	$172,268	$212,985
Gold	28,754	14,122
Lead	33,031	34,044
Zinc	13,666	10,675
Other	-	202
Gross revenue	$247,719	$272,028
Less: smelting and refining costs	(28,275)	(26,555)
Revenues	$219,444	$245,473
Silver as % of gross revenue	70%	78%

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 22

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

6.	REVENUES (continued)

The Company’s recently acquired Santa Elena Silver Mine (see Note 4) has a purchase agreement with Sandstorm, which requires the Company to sell 20% of its gold production over the life of mine from a designated area of its underground operations. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, subject to a 1% annual inflation.

During the quarter ended December 31, 2015, the Company sold 2,062 ounces of gold to Sandstorm under the purchase agreement (see Note 4) at an average price of $357 per ounce, compared to the average market price of $1,104 per ounce during the period. As at December 31, 2015, the Santa Elena mine has delivered 32,730 ounces of gold to Sandstorm.

7.	COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Year Ended December 31,
	2015	2014
Production costs	$125,463	$134,695
Inventory changes	2,326	8,315
Cost of goods sold	$127,789	$143,010
Transportation and other selling costs	5,237	6,683
Workers participation costs	468	2,109
Environmental duties and royalties	1,150	1,560
Other costs	1,030	1,481
	$135,674	$154,843

8.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Year Ended December 31,
	2015	2014
Corporate administration	$4,185	$4,822
Salaries and benefits	8,149	8,890
Audit, legal and professional fees	2,835	3,626
Filing and listing fees	320	567
Directors fees and expenses	731	791
Depreciation	784	697
	$17,004	$19,393

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 23

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

9.	INVESTMENT AND OTHER (LOSS) INCOME

The Company’s investment and other (loss) income are comprised of the following:

	Year Ended December 31,
	2015	2014
(Loss) gain from fair value adjustment of prepayment facilities	$(1,202)	$4,744
Loss from investment in marketable securities (Note 14)	(1,030)	(569)
Equity gain (loss) on investment in associates (Note 18)	679	(248)
Gain (loss) from investment in derivatives	396	(121)
Interest income and other	853	499
Gain from value-added tax settlement	270	733
Gain from First Silver litigation (1)	-	14,127
Write-down of marketable securities	-	(538)
	$(34)	$18,627

(1) In June 2014, the Company recognized a $14.1 million deferred litigation gain as other income, after the defendant’s appeal was dismissed by the Court of Appeal. See Note 28 for further details related to the First Silver Litigation.

10.	FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s prepayment facilities, finance leases and debt facility. The Company’s finance costs in the year are summarized as follows:

	Year Ended December 31,
	2015	2014
Prepayment facilities	$3,060	$3,883
Finance leases	1,480	2,329
Debt facility	141	-
Silver sales and other	294	364
Accretion of decommissioning liabilities (Note 23)	835	801
	$5,810	$7,377

11.	EARNINGS OR LOSS PER SHARE

Basic net earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings per share adjusts basic net earnings per share for the effects of dilutive potential common shares.

The calculations of basic and diluted earnings per share for the years ended December 31, 2015 and 2014 are based on the following:

	Year Ended December 31,
	2015	2014
Net loss for the year	$(108,424)	$(61,448)
Weighted average number of shares on issue - basic and diluted(1)	129,117,653	117,444,276
Loss per share - basic and diluted	$(0.84)	$(0.52)

(1)	Diluted weighted average number of shares excludes 10,360,874 (2014 – 6,084,458) options that were anti-dilutive for the year ended December 31, 2015.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 24

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

12.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	December 31, 2015	December 31, 2014
Trade receivables	$3,249	$5,399
Value added taxes and other taxes receivable	19,674	7,263
Other	1,568	899
	$24,491	$13,561

At December 31, 2015, value added taxes and other taxes receivable includes $11.1 million in Nusantara, a subsidiary of the recently acquired SilverCrest Mines Inc. (see Note 4), that are in arrears due to an outstanding audit from the Mexican tax authorities. Value added tax refund delays are currently pervasive in Mexico and the Company is currently working with advisors to expedite the collection process. The Company believes the balance is fully recoverable within the next twelve months and, therefore, has not provided an allowance against this balance nor reclassified the balance as non-current.

During the year ended December 31, 2015, the Company advanced $0.5 million (2014 - $0.5 million) to First Mining Finance Corp. (“First Mining”), a related party. As at December 31, 2015, other receivables include a total amount of $1.1 million (2014 - $0.5 million) receivable from First Mining, which is repayable on demand and bears an interest rate of 9% per annum.

13.	INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost and net realizable value. Inventories of the Company are comprised of:

	December 31, 2015	December 31, 2014
Finished goods - doré and concentrates	$3,194	$990
Work-in-process	1,282	949
Stockpile	93	487
Silver coins and bullion	212	218
Materials and supplies	17,423	15,005
	$22,204	$17,649

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at December 31, 2015, mineral inventories, which consist of stockpile, work-in-process and finished goods, include a $0.8 million (2014 - $1.3 million) write-down which was recognized in cost of sales during the year.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 25

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

14.	OTHER FINANCIAL ASSETS

Other financial assets consist of the Company’s investment in marketable securities. These marketable securities are classified as FVTPL financial assets, with changes in fair value recorded through profit or loss.

	December 31, 2015	December 31, 2014
First Mining Finance Corp. (TSX.V: FF)	$3,564	$-
Sprott Physical Silver Trust (NYSE: PSLV)	2,108	2,460
SilverCrest Metals Inc. (TSX.V: SIL)	29	-
	$5,701	$2,460

During the year ended December 31, 2015, the Company recognized a realized loss of $0.1 million (2014 - $nil) for the sale of a portion of its marketable securities and an unrealized loss of $0.9 million (2014 - $0.6 million) related to fair value adjustments to its FVTPL marketable securities.

15.	MINING INTERESTS

Mining interests primarily consist of acquisition, exploration, development and field support costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

The Company’s mining interests are comprised of the following:

	December 31, 2015	December 31, 2014
Producing properties	$309,295	$276,399
Exploration properties (non-depletable)	78,042	146,264
	$387,337	$422,663

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 26

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

15.	MINING INTERESTS (continued)

Producing properties are allocated as follows:

Producing properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2013	$-	$59,185	$110,655	$31,167	$58,228	$58,774	$318,009
Additions	-	12,602	13,901	17,659	7,770	7,367	59,299
Change in decommissioning liabilities	-	1,292	1,003	398	1,083	118	3,894
Transfer (to) from exploration properties	-	(588)	-	12,689	246	-	12,347
At December 31, 2014	$-	$72,491	$125,559	$61,913	$67,327	$66,259	$393,549
Acquired from SilverCrest (Note 4)	15,519	-	-	-	-	-	15,519
Additions	2,240	5,002	9,115	8,427	5,115	6,340	36,239
Change in decommissioning liabilities	(105)	(195)	(406)	(3)	(34)	(119)	(862)
Transfer from exploration properties	-	4,177	7,656	17,606	7,588	17,397	54,424
At December 31, 2015	$17,654	$81,475	$141,924	$87,943	$79,996	$89,877	$498,869

Accumulated depletion and impairment
At December 31, 2013	$-	$(10,285)	$(15,227)	$(1,224)	$(17,704)	$(5,892)	$(50,332)
Depletion and amortization	-	(4,264)	(9,589)	(5,036)	(2,772)	(4,172)	(25,833)
Impairment (Note 17)	-	-	-	(6,142)	(10,211)	(24,632)	(40,985)
At December 31, 2014	$-	$(14,549)	$(24,816)	$(12,402)	$(30,687)	$(34,696)	$(117,150)
Depletion and amortization	(544)	(15,019)	(7,287)	(5,898)	(2,953)	(5,509)	(37,210)
Impairment (Note 17)	-	(12,543)	(5,803)	(2,212)	-	(14,656)	(35,214)
At December 31, 2015	$(544)	$(42,111)	$(37,906)	$(20,512)	$(33,640)	$(54,861)	$(189,574)

Carrying values
At December 31, 2014	$-	$57,942	$100,743	$49,511	$36,640	$31,563	$276,399
At December 31, 2015	$17,110	$39,364	$104,018	$67,431	$46,356	$35,016	$309,295

Exploration properties are allocated as follows:

Exploration properties	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2013	$4,793	$12,325	$50,146	$18,660	$55,559	$39,280	$180,763
Additions	2,964	2,936	2,242	1,002	6,467	1,791	17,402
Change in decommissioning liabilities	-	-	-	-	-	54	54
Impairment	-	-	(4,389)	(4,241)	(27,232)	-	(35,862)
Disposition (e)	-	-	-	-	-	(3,746)	(3,746)
Transfer from (to) producing properties	588	-	(12,689)	(246)	-	-	(12,347)
At December 31, 2014	$8,345	$15,261	$35,310	$15,175	$34,794	$37,379	$146,264
Acquired from SilverCrest (Note 4)	-	-	-	-	-	432	432
Exploration and evaluation expenditures	1,879	1,188	2,046	461	380	1,308	7,262
Change in decommissioning liabilities	-	-	-	-	-	(266)	(266)
Impairment (Note 17)	(1,456)	(463)	(635)	-	(5,233)	(13,439)	(21,226)
Transfer to producing properties	(4,177)	(7,656)	(17,606)	(7,588)	(17,397)	-	(54,424)
At December 31, 2015	$4,591	$8,330	$19,115	$8,048	$12,544	$25,414	$78,042

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 27

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

15.	MINING INTERESTS (continued)

(a)	Santa Elena Silver Mine, Sonora State

The Santa Elena Silver Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its gold production from a designated area of its underground operations over the life of mine to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at December 31, 2015, the Santa Elena mine has delivered 32,730 ounces of gold to Sandstorm to date.

(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine has a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, a mine within the La Parrilla mining complex, with a maximum cumulative payable of $2.5 million. During the year ended December 31, 2015, the Company paid royalties of $0.2 million (2014 - $0.3 million), respectively. As at December 31, 2015, total royalties paid to date for the Quebradillas NSR is $2.4 million (December 31, 2014 - $2.2 million).

(c)	Del Toro Silver Mine, Zacatecas State

In 2013, the Company entered into several option agreements to acquire six mineral properties adjacent to the Del Toro Silver Mine, consisting of 492 hectares of mineral rights. If fully exercised, total option payments will amount to $3.3 million, of which $2.9 million have been paid, $0.2 million is due in 2016 and $0.2 million is due in 2017.

(d)	La Guitarra Silver Mine, State of Mexico

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Silver Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at December 31, 2015, the Company has paid the $0.2 million and issued $3.7 million in common shares. The remaining balance of $1.5 million in common shares will be issued in three equal annual payments in October based on the Company’s volume weighted average market price at the time of the payments.

(e)	Other Properties

On July 1, 2014, First Majestic divested its subsidiary, Minera Terra Plata, S.A. de C.V., and its group of exploration properties, which had a carrying value of $3.7 million, to Sundance Minerals Ltd. (“Sundance”) (see Note 18).

16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company’s property, plant and equipment are used in the Company’s six operating mine segments. Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when they become available for use.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 28

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment(2)	Assets under Construction	Other	Total
Cost
At December 31, 2013	$83,767	$215,296	$52,212	$9,965	$361,240
Additions	13,190	17,129	4,452	2,043	36,814
Transfers and disposals(3)	23,678	5,892	(35,458)	(372)	(6,260)
At December 31, 2014	$120,635	$238,317	$21,206	$11,636	$391,794
Acquired from SilverCrest (Note 4)	703	64,116	-	-	64,819
Additions	415	4,412	13,499	415	18,741
Transfers and disposals	6,531	9,203	(16,820)	331	(755)
At December 31, 2015	$128,284	$316,048	$17,885	$12,382	$474,599

Accumulated depreciation, amortization and impairment
At December 31, 2013	$(13,918)	$(50,879)	$-	$(5,117)	$(69,914)
Depreciation and amortization	(5,878)	(28,188)	-	(1,748)	(35,814)
Transfers and disposals	37	5,587	-	451	6,075
Impairment	(9,815)	(15,152)	-	(136)	(25,103)
At December 31, 2014	$(29,574)	$(88,632)	$-	$(6,550)	$(124,756)
Depreciation and amortization	(4,976)	(29,791)	-	(1,533)	(36,300)
Transfers and disposals	(423)	(1,356)	-	(42)	(1,821)
Impairment (Note 17)	(25,536)	(26,395)	-	(50)	(51,981)
At December 31, 2015	$(60,509)	$(146,174)	$-	$(8,175)	$(214,858)

Carrying values
At December 31, 2014	$91,061	$149,685	$21,206	$5,086	$267,038
At December 31, 2015	$67,775	$169,874	$17,885	$4,207	$259,741
(1)	Included in land and buildings is $8.2 million (December 31, 2014 - $6.7 million) of land which is not subject to depreciation.
(2)	Included in property, plant and equipment is $25.5 million (December 31, 2014 - $47.4 million) of equipment under finance lease (Note 22).
(3)	On January 1, 2014, the commissioning of the 1,000 tpd cyanidation plant at the Del Toro mine was completed as operating levels intended by management have been reached. Accordingly, costs associated with the plant were transferred from assets under construction to buildings, machinery and equipment, with depreciation commencing effective January 1, 2014.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 29

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2013	$-	$90,087	$92,013	$101,876	$41,131	$17,973	$18,160	$361,240
Additions	-	12,069	5,019	10,167	5,787	1,977	1,795	36,814
Transfers and disposals	-	(1,797)	(4,160)	1,286	(2,433)	782	62	(6,260)
At December 31, 2014	$-	$100,359	$92,872	$113,329	$44,485	$20,732	$20,017	$391,794
Acquired from SilverCrest (Note 4)	64,819	-	-	-	-	-	-	64,819
Additions	763	6,903	3,738	2,197	3,482	1,055	603	18,741
Transfers and disposals	-	1,815	(325)	(433)	(2,362)	542	8	(755)
At December 31, 2015	$65,582	$109,077	$96,285	$115,093	$45,605	$22,329	$20,628	$474,599

Accumulated depreciation and amortization and impairment
At December 31, 2013	$-	$(27,842)	$(23,571)	$(3,858)	$(9,549)	$(2,372)	$(2,722)	$(69,914)
Depreciation and amortization	-	(10,119)	(8,107)	(8,947)	(4,722)	(2,512)	(1,407)	(35,814)
Transfers and disposals	-	1,022	3,136	(860)	3,173	(380)	(16)	6,075
Impairment	-	-	-	(11,019)	(7,292)	(6,792)	-	(25,103)
At December 31, 2014	$-	$(36,939)	$(28,542)	$(24,684)	$(18,390)	$(12,056)	$(4,145)	$(124,756)
Depreciation and amortization	(2,935)	(11,546)	(8,809)	(5,456)	(5,003)	(1,205)	(1,346)	(36,300)
Transfers and disposals	-	(283)	(619)	(776)	280	(412)	(11)	(1,821)
Impairment (Note 17)	-	(14,545)	(3,687)	(24,580)	-	(2,549)	(6,620)	(51,981)
At December 31, 2015	$(2,935)	$(63,313)	$(41,657)	$(55,496)	$(23,113)	$(16,222)	$(12,122)	$(214,858)

Carrying values
At December 31, 2014	$-	$63,420	$64,330	$88,645	$26,095	$8,676	$15,872	$267,038
At December 31, 2015	$62,647	$45,764	$54,628	$59,597	$22,492	$6,107	$8,506	$259,741

17.	IMPAIRMENT OF NON-CURRENT ASSETS

At December 31, 2015 and 2014, the Company determined there were several indicators of potential impairment on its non-current assets, including the decline in the Company’s market capitalization, reduction in market consensus on long-term silver price forecasts during the year and the consequential impact on the Company’s reserves and resources. Based on the Company’s assessment at December 31, 2015 and 2014, the Company concluded that the following mines and properties had estimated recoverable value, based on their FVLCD, below their carrying value and impairment charges were required:

	Year Ended December 31,
	2015	2014
La Encantada Silver Mine	$28,544	$-
Del Toro Silver Mine	27,427	21,550
La Guitarra Silver Mine	22,438	58,656
La Luz Silver Project	13,973	-
La Parrilla Silver Mine	9,953	-
Plomosas Project	6,086	-
San Martin Silver Mine	-	21,744
Impairment of non-current assets	$108,421	$101,950
Deferred income tax recovery	(38,218)	(35,938)
Impairment of non-current assets, net of tax	$70,203	$66,012

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 30

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

17.	IMPAIRMENT OF NON-CURRENT ASSETS (continued)

The impairment charge recognized for the year ended December 31, 2015 in respect of each CGU was as follows:

	Mining Interests		Property, Plant
	Producing	Exploration	and Equipment	Total
La Encantada Silver Mine	$12,543	$1,456	$14,545	$28,544
Del Toro Silver Mine	2,212	635	24,580	27,427
La Guitarra Silver Mine	14,656	5,233	2,549	22,438
La Luz Silver Project	-	7,353	6,620	13,973
La Parrilla Silver Mine	5,803	463	3,687	9,953
Plomosas Project	-	6,086	-	6,086
Impairment of non-current assets	$35,214	$21,226	$51,981	$108,421

Recoverable values are determined with internal discounted cash flow economic models are projected using management’s best estimate of recoverable mineral reserves and resources, future operating costs and capital expenditures, and long-term foreign exchange rates. For mineral resources that were not valued using internal discounted cash flow economic models, FVLCD were estimated based on in-situ value of their resources and exploration potential derived from comparable market transactions.

Metal price assumptions used to determine the recoverable amounts at December 31, 2015 and 2014 are summarized in the following table:

	At December 31, 2015		At December 31, 2014
Commodity Prices	2016-2019 Average	Long-term	2015-2018 Average	Long-term
Silver (per ounce)	$17.19	$18.50	$19.51	$21.50
Gold (per ounce)	$1,213	$1,250	$1,261	$1,300
Lead (per pound)	$0.89	$0.90	$1.10	$1.00
Zinc (per pound)	$0.98	$1.00	$1.01	$0.94

A discount rate of 8.5% (2014 – 8.5%), equivalent to the Company’s weighted average cost of capital, was used to determine FVLCD based on internal discounted cash flow economic models of each CGU.

The internal discounted cash flow economic models and in-situ values used to determine FVLCD are significantly affected by changes in key assumptions for future metal prices, capital expenditures, production cost estimates and discount rates. Management’s estimate of FVLCD is classified as level 3 in the fair value hierarchy. There has been no material change in the valuation techniques utilized to determine FVLCD in the year ended December 31, 2015.

18.	OTHER INVESTMENTS

In 2014, First Majestic received $3.4 million in shares of Sundance Minerals Ltd. (“Sundance”), a privately held exploration company, in exchange for the Company’s 100% owned subsidiary, Minera Terra Plata S.A. de C.V., which held a 100% interest in the Penasco Quemado, the La Frazada and the Los Lobos exploration projects. As at December 31, 2014, First Majestic’s holdings in Sundance represented 31.7% of its outstanding shares, which presumes the Company to have significant influence for accounting purpose and, as a result, the investment was accounted for as an Investment in Associates.

During the year ended December 31, 2015, Sundance completed various private placements and acquisitions, including a reverse takeover transaction (“RTO”), all of which resulted in First Majestic’s holdings being diluted to below 5% in November 2015. Following the RTO, Sundance also changed its name to First Mining Finance Corp. (“First Mining”) and became listed on the TSX Venture Exchange under the symbol “FF”.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 31

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

18.	OTHER INVESTMENTS (continued)

As a result of the dilution of the Company’s ownership interest, the Company ceased to have significant influence on First Mining and the investment was reclassified from “investment in associates” to “other financial assets” during the year. Upon reclassification, the value of the investment was recorded at a fair value of $4.1 million based on the market price of First Mining’s shares at the date of dilution, resulting in an equity gain of $0.7 million (2014 – loss of $0.2 million) on investment in associates during the year ended December 31, 2015.

Due to certain common directors and officers, First Mining is considered to be a related party of the Company.

19.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade and other payables are comprised of the following items:

	December 31, 2015	December 31, 2014
Trade payables	$28,291	$25,948
Accrued liabilities	13,608	14,410
	$41,899	$40,358

20.	DEBT FACILITY

As part of the acquisition of SilverCrest on October 1, 2015 (see Note 4), the Company assumed a $20.0 million secured corporate credit facility (the “Credit Facility”) with the Bank of Nova Scotia (“Scotiabank”). The Credit Facility matures on July 11, 2016 and is subject to a one year extension by mutual agreement. Depending on SilverCrest’s total indebtedness to EBITDA ratio, the interest rate margin on the Credit Facility will, at the Company’s election, range from 3.00% to 4.25% over LIBOR. The Credit Facility is also subject to standby fees and interest is currently payable at the rate of 3.23% per annum.

The Credit Facility is principally secured by a pledge of SilverCrest’s equity interests in its material subsidiaries, including Nusantara, SilverCrest de Mexico S.A. de C.V., and their assets. The Credit Facility is subject to various qualitative and quantitative covenants, including a current ratio, a debt to EBITDA leverage ratio, interest service coverage ratio and a tangible net worth calculation. As at December 31, 2015, the Company is in compliance with all such covenants.

As at December 31, 2015, $15.0 million of the facility was drawn. During the fourth quarter ended December 31, 2015, the Company incurred $0.1 million in finance costs under the Credit Facility.

21.	PREPAYMENT FACILITIES

The Company occasionally enters into prepayment facilities to fund its cash requirements. Under the prepayment facility agreements, the Company receives advance payment by forward selling pre-determined amounts of its lead and zinc concentrate production.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 32

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

21.	PREPAYMENT FACILITIES (continued)

The prepayment facilities are classified as FVTPL financial liabilities and are recorded at fair market value, based on the forward market price of lead and zinc and discounted at effective interest rates between 6.0% to 6.7% based on their respective interest rates at the time the agreements were entered. The actual value of the prepayment facilities at settlement is dependent on the spot market prices of lead and zinc on their maturity dates, which may differ significantly from these estimates. Realized gains or losses are recognized in earnings in the period in which the prepayment facilities are settled. Fair value adjustment gains or losses are recorded as other income.

To mitigate potential exposure to future price increases in lead and zinc, the Company has entered into an agreement with the same lender to purchase call options on lead and zinc futures equivalent to a portion of its production to be delivered under the terms of the prepayment facility agreements. The call options are classified as FVTPL financial assets and recorded at fair market value based on quoted market prices, presented on the statements of financial position on an offsetting basis with the prepayment facilities.

The Company’s prepayment facilities are comprised of:

Metal	Agreement Date	Advance Amount	Interest Rate	Maturity Date	Contract Quantity (MT)	Remaining Quantity (MT)	December 31, 2015	December 31, 2014
Lead	Dec 2012	$24,684	4.34%	Jun 2016	12,158	2,347	$4,840	$13,189
Lead	Apr 2014	$30,000	4.05%	Sept 2017	15,911	12,741	21,675	26,356
Zinc	Dec 2012	$25,316	4.34%	Jun 2016	13,176	2,569	4,727	16,431
							$31,242	$55,976
Remaining repayments
Less than one year							$25,393	$29,389
One to three years							13,696	37,230
Gross value of remaining repayments							39,089	66,619
Cumulative mark-to-market adjustment of remaining repayments, including call options							(6,097)	(5,834)
Adjusted value of remaining repayments							32,992	60,785
Less: future finance charges							(1,750)	(4,809)
							$31,242	$55,976
Statements of Financial Position Presentation
Current portion of prepayment facilities							$19,859	$26,329
Non-current portion of prepayment facilities							11,383	29,647
							$31,242	$55,976

Under the Prepayment Facility agreements, the Company is required to limit its aggregate amount of debt (i.e. debt facility and prepayment facilities) below $135.0 million, excluding finance leases, which may not exceed $75.0 million. As at December 31, 2015, the Company is in compliance with all such covenants.

Subsequent to year end, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million term loan and $25.0 million revolving credit facility, with a consortium of lenders. Proceeds from the $35.0 million term loan were used primarily to settle the remaining balances of the Company’s existing prepayment facilities and associated call options in February 2016.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 33

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

22.	LEASE OBLIGATIONS

The Company has finance leases for various mine and plant equipment. These leases have terms of 36 to 60 months with interest rates ranging from 4.8% to 6.9%. Assets under finance leases are pledged as security against lease obligations. The following is a schedule of future minimum lease payments due under the Company’s finance lease contracts:

	December 31, 2015	December 31, 2014
Less than one year	$10,441	$12,883
More than one year but not more than five years	7,700	16,547
Gross payments	18,141	29,430
Less: future finance charges	(1,190)	(2,547)
Present value of minimum lease payments	$16,951	$26,883
Statement of Financial Position Presentation
Current portion of lease obligations	$9,594	$11,428
Non-current portion of lease obligations	7,357	15,455
Present value of minimum lease payments	$16,951	$26,883

23.	DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the year ended December 31, 2015 and 2014 are allocated as follow:

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz
	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Total
Balance at December 31, 2013	$-	$3,093	$1,858	$2,809	$1,713	$1,892	$731	$12,096
Movements during the year:
Change in rehabilitation provision	-	1,292	1,003	398	1,083	118	54	3,948
Interest or accretion expense	-	217	141	188	133	122	-	801
Foreign exchange gain	-	(366)	(220)	(331)	(204)	(205)	(35)	(1,361)
Balance at December 31, 2014	$-	$4,236	$2,782	$3,064	$2,725	$1,927	$750	$15,484
Movements during the year:
Acquired from SilverCrest (Note 4)	2,634	-	-	-	-	-	-	2,634
Change in rehabilitation provision	(105)	(195)	(406)	(3)	(34)	(119)	(266)	(1,128)
Interest or accretion expense	93	213	152	150	148	79	-	835
Foreign exchange gain	-	(629)	(414)	(454)	(405)	(262)	(69)	(2,233)
Balance at December 31, 2015	$2,622	$3,625	$2,114	$2,757	$2,434	$1,625	$415	$15,592

A provision for decommissioning liabilities is estimated based on management’s interpretation of current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the mining operations. The discount rate is a risk-free rate determined based on Mexican pesos default swap rates ranging between 5.8% to 7.0% (2014 - 4.8% to 6.3%) for the respective estimated life of the operations. The inflation rate used is based on historical Mexican inflation rate of 3.5% (2014 – 4.75%). The present value of reclamation liabilities may be subject to change based on changes to cost estimates, remediation technologies or applicable laws and regulations. Changes in decommissioning liabilities are recorded against mining interests.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 34

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

24.	INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the years ended December 31, 2015 and 2014:

	Year Ended	Year Ended
	2015	2014
Net loss before tax	$(126,252)	$(80,937)
Combined statutory tax rate	26.00%	26.00%
Income tax recovery computed at statutory tax rate	$(32,826)	$(21,044)
Reconciling items:
Effect of different foreign statutory tax rates on earnings of subsidiaries	(7,805)	(1,427)
Impact of foreign exchange on deferred income tax assets and liabilities	2,142	(1,411)
Change in unrecognized deferred income tax asset	20,171	3,730
7.5% mining royalty in Mexico	(6,220)	(2,788)
Other non-deductible expenses	3,629	2,686
Impact of inflationary adjustments	2,957	860
Other	124	(95)
Income tax recovery	$(17,828)	$(19,489)
Effective tax rate	14.12%	24.08%

Current income tax expense	$2,200	$7,682
Deferred income tax recovery	(20,028)	(27,171)
Income tax recovery	$(17,828)	$(19,489)

For the year ended December 31, 2015, the effective tax rate of 14% (2014 – 24%) was lower than the combined Canadian federal and provincial statutory tax rate primarily due to the change in unrecognized deferred income tax assets, partially offset by the impact of differing tax rates in various tax jurisdictions and change in the initial recognition of the 7.5% mining royalty in Mexico. Deferred income tax assets are recognized for tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax losses arose.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 35

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

24.	INCOME TAXES (continued)

During the years ended December 31, 2015 and 2014, the movement in deferred tax assets and deferred tax liabilities is shown below:

Deferred tax assets	Losses	Provisions	Deferred tax asset not recognized	Other	Total
At December 31, 2013	$64,554	$10,161	$(732)	$27	$74,010
Benefit (expense) to income statement	21,043	(1,068)	(3,730)	388	16,633
At December 31, 2014	$85,597	$9,093	$(4,462)	$415	$90,643
Acquired from SilverCrest	5,228	-	(2,926)	-	2,302
Benefit (expense) to income statement	23,057	(1,005)	(20,172)	(12)	1,868
At December 31, 2015	$113,882	$8,088	$(27,560)	$403	$94,813

Deferred tax liabilities	Property, plant and equipment and mining interests	Effect of Mexican tax deconsolidation	Other	Total
At December 31, 2013	$169,019	$31,202	$8,411	$208,632
(Benefit) expense to income statement	(23,408)	(3,494)	11,594	(15,308)
Reclassed to current income taxes payable	-	7,580	-	7,580
At December 31, 2014	$145,611	$35,288	$20,005	$200,904
Acquired from SilverCrest	2,832	-	2,919	5,751
(Benefit) expense to income statement	(26,828)	(2,433)	5,842	(23,419)
Reclassed to current income taxes payable	-	(2,662)	-	(2,662)
At December 31, 2015	$121,615	$30,193	$28,766	$180,574

Deferred tax liabilities, net
At December 31, 2014				$110,261
At December 31, 2015				85,761

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 36

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

24.	INCOME TAXES (continued)

As at December 31, 2015 and 2014, the Company has available Canadian and Mexican non-capital tax losses, which if not utilized will expire as follows:

Year of expiry	Canadian non-capital losses	Mexican non-capital losses	December 31, 2015	December 31, 2014
2016	$-	$4,213	$4,213	$4,823
2017	-	14,659	14,659	16,776
2018	-	24,510	24,510	28,056
2019	875	10,734	11,609	12,287
2020	802	504	1,306	311
2021	1,053	28,198	29,251	32,153
2022	1,443	45,972	47,415	62,888
2023	242	31,985	32,227	35,866
2024	-	83,565	83,565	79,680
2025	-	112,909	112,909	-
2028	2,094	-	2,094	1,426
2031	-	-	-	1,715
2032	1,437	-	1,437	-
2035	5,913	-	5,913	-
Total	$13,859	$357,249	$371,108	$275,981

At December 31, 2015, the Company recognized $19.1 million (2014 - $13.9 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2015 or 2014, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.

The Mexico tax reform enacted in December 2013 also abolished the previous tax consolidation regime effective as of January 1, 2014 and requires consolidated groups to deconsolidate. The tax deconsolidation results in the availability of entity level loss carryforwards that were previously used to shelter taxable income of other group companies. As at December 31, 2015, the Company has total entity level non-capital loss carryforwards of $357.2 million (2014 - $272.8 million) for Mexican income tax purposes that may be carried forward to reduce taxable income.

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2015 is $192.7 million (2014 - $196.0 million).

25.	SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the year is summarized in the consolidated statements of changes in equity.

In April 2015, the Company closed a private placement by issuing an aggregate of 4,620,000 common shares at a price of CAD$6.50 per common share for gross proceeds of $24.5 million (CAD$30.0 million), or net proceeds of $23.0 million (CAD$28.1 million) after share issuance costs.

In October 2015, the Company completed an arrangement agreement to acquire all of the issued and outstanding shares of SilverCrest by issuing 33,141,663 common shares at a price of $3.12 (CAD$4.13) based on the Company’s quoted market price as at the acquisition date. See Note 4 for details.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 37

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

25.	SHARE CAPITAL (continued)

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes information about stock options outstanding as at December 31, 2015:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Weighted Average Remaining Life (Years)
2.01 - 5.00	255,380	4.48	3.89	55,380	4.23	0.46
5.01 - 10.00	4,827,866	6.46	3.28	2,399,361	6.54	2.62
10.01 - 15.00	2,388,392	10.73	3.07	1,257,812	10.73	3.00
15.01 - 20.00	1,328,400	16.69	0.96	1,328,400	16.69	0.96
20.01 - 25.40	1,616,216	21.63	1.96	1,616,216	21.63	1.96
	10,416,254	11.05	2.75	6,657,169	13.00	2.18

The movements in stock options issued during the years ended December 31, 2015 and 2014 are summarized as follows:

	Year Ended December 31, 2015		Year Ended December 31, 2014
	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Number of Options	Weighted Average Exercise Price (CAD$/Share)
Balance, beginning of the year	6,084,458	15.24	5,208,520	16.85
Granted(1)	5,346,702	6.35	2,549,142	10.57
Exercised	-	-	(372,500)	4.29
Cancelled or expired	(1,014,906)	11.43	(1,300,704)	15.67
Balance, end of the year	10,416,254	11.05	6,084,458	15.24

(1)	Includes 2,647,147 replacement stock options granted at a weighted average exercise price of $6.59 per share as part of consideration for the acquisition of SilverCrest (See note 4).

During the year ended December 31, 2015, the aggregate fair value of stock options granted was CAD$6.5 million (2014 – CAD$8.4 million), or a weighted average fair value of CAD$1.21 per stock option granted (2014 – CAD$3.30).

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 38

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

25.	SHARE CAPITAL (continued)

(b)	Stock options (continued)

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

Assumption	Based on	Year Ended December 31, 2015	Year Ended December 31, 2014
Risk-free interest rate (%)	Yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life	0.80	1.44
Expected life (years)	Average of the expected vesting term and expiry term of the option	2.40	3.38
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	45.07	41.20
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	0.00	0.00

No options were exercised in the year ended December 31, 2015. The weighted average closing share price at date of exercise for the year ended December 31, 2014 was CAD$8.85.

In October 2015, in connection with the arrangement agreement to acquire SilverCrest (see Note 4), the Company issued 2,647,147 fully vested replacement stock options to option holders of SilverCrest with an aggregate fair value of $0.8 million (CAD$1.1 million).

The following weighted average assumptions were used in estimating the fair value of these replacement stock options using the Black-Scholes Option Pricing Model:

Assumption	Based on	Amount
Risk-free interest rate (%)	Yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life	0.52
Expected life (years)	Average of the expected vesting term and expiry term of the option	1.41
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	46.00
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	0.00

(c)	Share repurchase program

The Company has a share repurchase program to repurchase up to 5,879,732 of its common shares, which represents approximately 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange. No shares were repurchased during the year ended December 31, 2015. During the year ended December 31, 2014, the Company repurchased and cancelled 140,000 shares for a total consideration of $1.0 million.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 39

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

26.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the audited consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3:	Inputs which have a significant effect on the fair value are not based on observable market data.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Cash equivalents (short-term investments)	Assumed to approximate carrying value
Trade receivables (related to concentrate sales)	Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)
Marketable securities Silver futures derivatives Foreign exchange derivatives	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Prepayment facilities	Based on observable forward price curve of lead and zinc per London Metal Exchange (Level 2). Related call options are valued based on unadjusted quoted prices for identical assets in an active market (Level 1) as at the date of statements of financial position

Financial Instruments Measured at Amortized Costs	Valuation Method
Cash and cash equivalents Trade and other receivables Trade and other payables	Approximated carrying value due to their short-term nature
Finance leases Debt facility	Assumed to approximate carrying value

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 40

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

26.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a)	Fair value and categories of financial instruments (continued)

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	December 31, 2015			December 31, 2014
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$2,233	$-	$2,233	$4,741	$-	$4,741
Marketable securities	5,701	5,701	-	2,460	2,460	-
Financial liabilities
Prepayment facilities	$31,242	$(1,750)	$32,992	$55,976	$(1,132)	$57,108
Debt facility	15,000	-	15,000	-	-	-

There were no transfers between levels 1, 2 and 3 during the years ended December 31, 2015 and 2014.

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facility, prepayment facilities, lease obligations, net of cash and cash equivalents as follows:

	December 31, 2015	December 31, 2014
Equity	$544,719	$520,533
Debt facility	15,000	-
Prepayment facilities	31,242	55,976
Lease obligations	16,951	26,883
Less: cash and cash equivalents	(51,018)	(40,345)
	$556,894	$563,047

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facility (Note 20) and prepayment facility agreements (Note 21). As at December 31, 2015 and December 31, 2014, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 41

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

26.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 12).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through one international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The following table summarizes the maturities of the Company’s financial liabilities and commitments based on the undiscounted contractual cash flows:

	Carrying Amount as at	Contractual	Less than	1 to 3	4 to 5	After 5
	December 31, 2015	Cash Flows	1 year	years	years	years
Trade and other payables	$41,899	$41,899	$41,899	$-	$-	$-
Debt facility	15,000	15,000	15,000	-	-	-
Prepayment facilities	31,242	39,089	25,393	13,696	-	-
Finance lease obligations	16,951	18,141	10,441	7,640	60	-
	$105,092	$114,129	$92,733	$21,336	$60	$-

At December 31, 2015, the Company had working capital of $15.6 million (2014 – deficit of $0.2 million). The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 42

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

26.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

Currency Risk (continued)

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	December 31, 2015							December 31, 2014
	Cash and cash equivalents	Trade and other receivables	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$1,980	$1,297	$(1,027)	$-	$2,250	$225	$6,791	$679
Mexican peso	1,894	20,643	(18,258)	3,675	7,954	795	(12,430)	(1,243)
	$3,874	$21,940	$(19,285)	$3,675	$10,204	$1,020	$(5,639)	$(564)

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver but has forward sales agreements to sell a portion of its lead and zinc production at a fixed price (see Note 21). The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc for its lead and zinc forward sales agreements.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

	December 31, 2015
	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$428	$44	$201	$77	$750
Metals in doré and concentrates inventory	174	198	36	18	426
Prepayment facilities (Note 18)	-	-	(2,833)	(480)	(3,313)
	$602	$242	$(2,596)	$(385)	$(2,137)

	December 31, 2014
	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$969	$48	$938	$109	$2,064
Metals in doré and concentrates inventory	86	13	6	-	105
Prepayment facilities	-	-	(4,204)	(1,670)	(5,874)
	$1,055	$61	$(3,260)	$(1,561)	$(3,705)

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments and Credit Facility. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2015, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its Credit Facility. The prepayment facilities and finance leases bear interest at fixed rates.

Based on the Company’s interest rate exposure at December 31, 2015, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 43

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

27.	SUPPLEMENTAL CASH FLOW INFORMATION

		Year Ended December 31,
	Note	2015	2014
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:
Loss from silver derivatives and marketable securities		$634	$690
Gain on fair value adjustment on prepayment facilities	21	(2,713)	(4,985)
Equity gain on investment in associates	18	(679)	-
Impairment of marketable securities		-	538
Reversal of deferred litigation gain		-	(14,127)
Unrealized foreign exchange gain and other		(6,230)	(4,585)
		$(8,988)	$(22,469)
Net change in non-cash working capital items:
(Increase) decrease in trade and other receivables		$(1,922)	$8,415
Decrease in inventories		6,415	9,136
Decrease in prepaid expenses and other		428	1,384
Increase in income taxes payable		2,109	5,093
(Decrease) increase in trade and other payables		(6,295)	8,624
		$735	$32,652

		Year Ended December 31,
	Note	2015	2014
Non-cash investing and financing activities:
Assets acquired by finance lease		$(1,823)	$(2,418)
Settlement of other liabilities with common shares	15(d)	(500)	(500)
Acquisition of mining interests with common shares	15(d)	-	(2,820)
Transfer of share-based payments reserve upon exercise of options		228	741
		$(2,095)	$(4,997)

28.	CONTINGENCIES AND OTHER MATTERS

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Mexican Federal Labour Law

In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers’ participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions as at December 31, 2015. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 44

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

28.	CONTINGENCIES AND OTHER MATTERS (continued)

First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $58.9 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2015, the Company has not accrued any of the remaining $58.9 million (CAD$81.5 million) unpaid judgment in favour of the Company.

29.	SUBSIDIARIES AND ASSOCIATES

Details of the Company’s significant subsidiaries and associates at December 31, 2015 and 2014 are as follows:

Name of subsidiary	Principal activity	Place of incorporation and operation	2015 % Ownership	2014 % Ownership
First Majestic Silver Corp.	Holding company and bullion sales	Canada	100%	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	Silver mining company	Mexico	100%	100%
La Encantada Procesadora de Minerales S.A. de C.V.	Silver mining company	Mexico	100%	0%
Nusantara de Mexico, S.A. de C.V.	Silver mining company	Mexico	100%	0%
First Majestic Del Toro, S.A. de C.V.	Silver mining company	Mexico	100%	100%
La Guitarra Compañia Minera, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera Real Bonanza, S.A. de C.V.	Silver exploration company	Mexico	100%	100%
Minera La Rastra, S.A. de C.V.	Silver exploration company	Mexico	100%	100%
Minera Los Amoles, S.A. de C.V.	Silver exploration company	Mexico	100%	100%
SilverCrest de Mexico, S.A. de C.V.	Silver exploration company	Mexico	100%	0%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
Mantenimiento Central Para Equipo Minero, S.A. de C.V.	Service company	Mexico	100%	100%
SVL Minerals Ltd.	Holding company	Canada	100%	0%
NorCrest Silver Inc.	Holding company	Canada	100%	0%
FMS Investment Cooperatië UA	Investment company	Netherlands	100%	100%
FMS Investco B.V.	Investment company	Netherlands	100%	100%
FMS Trading AG	Metals trading company	Switzerland	100%	100%
FMS Capital AG	Treasury company	Switzerland	100%	100%

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 45

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

30.	KEY MANAGEMENT COMPENSATION

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:

	Year Ended December 31,
	2015	2014
Salaries, bonuses, fees and benefits
Independent members of the Board of Directors	$705	$753
Other members of key management	2,096	2,357
Share-based payments
Independent members of the Board of Directors	480	755
Other members of key management	1,604	3,005
	$4,885	$6,870

31.	SUBSEQUENT EVENTS

The following significant events occurred subsequent to December 31, 2015:

a)	In February 2016, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million term loan and $25.0 million revolving credit facility, with a consortium of lenders. The three year term loan includes a six month repayment holiday and bears an interest rate of LIBOR plus an applicable range from 3.25% to 4.00%, depending on certain financial parameters of the Company. Proceeds from the $35.0 million term loan were used primarily to settle the remaining balance of the Company’s lead and zinc prepayment facilities and associated call options. The revolving credit facility expires in three years and bears the same interest rate as the term loan, and a relevant standby fee from 0.81% to 1.00% for the undrawn portion of the facility. The revolving credit facility was used to settle the SilverCrest $15.0 million credit line with the remainder available for general working capital purposes, if needed. As security for the debt financing agreement, the lenders have secured all of the assets of the Company with the exception of La Encantada and San Martin.

b)	75,284 common shares were issued for settlement of liabilities;

c)	2,931,002 five year stock options with an average exercise price of CAD$4.82 were granted; and

d)	262,957 stock options were cancelled or expired

Pursuant to the above subsequent events, the Company has 155,663,522 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors (see Note 2).

The accompanying notes are an integral part of the audited consolidated financial statements.

First Majestic Silver Corp. 2015 Annual Report	Page 46